
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
ZenSpace, Inc.

Legal status of issuer

> **Form**
> C-Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Delaware
>
> ***Date of organization***
> October 10, 2017

Physical address of issuer
3103 Lismore Ct., San Jose, CA 95135

Website of issuer
https://zenspace.io/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the

filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
52933

Price (or method for determining price)
$0.4723

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
March 1, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end (Oct. 2017 – Dec. 2017)	Prior fiscal year-end
Total Assets	$9,873	$0
Cash & Cash Equivalents	$9,873	$0
Accounts Receivable	$0	$0
Short-term Debt	$15,144	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$5,271	$0

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
December 27, 2018

ZenSpace, Inc.



Up to $1,070,000 of Preferred Stock

ZenSpace, Inc. ("ZenSpace", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by March 1, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by March 1, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. For the avoidance of doubt, no initial subscriptions from new investors will accepted after the February 22, 2019. If the Company reaches its Closing Amount prior to March 1, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect

management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://zenspace.io/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/zenspace

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

ZenSpace, Inc. is a Delaware C-Corporation, formed on October 10, 2017.

The Company is located at 3103 Lismore Ct, San Jose, CA 95135.

The Company's website is https://zenspace.io/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/zenspace and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part. We

The Offering

Minimum amount of Preferred Stock being offered	$25,000
Maximum amount of Preferred Stock	$1,070,000
Purchase price per Security	$0.4723
Minimum investment amount per investor	$1,000
Offering deadline	March 1, 2019
Use of proceeds	See the description of the use of proceeds on page 17 hereof.
Voting Rights	See the description of the voting rights on pages 13 and 24.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in the reviewed financials for the period of October 10, 2017 (inception) to December 31, 2017. The Company has incurred losses from inception of approximately $5,271, and has limited operations, which, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its product sales. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of the Company's planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company's cash position is relatively weak. The Company currently has only close to $155,000 in cash balances as of November 30, 2108. This equates to 2.5 months of runway. The Company believes that it is able to continue extracting cash from sales and extended loan from the founder to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company has a high valuation based on its time in the market to date. Since the Company is relatively new to the untested marketplace, Investors may not be adequately compensated for the risk they are taking on when investing in the Company.

The Company's projections are aggressive and are subject to risks and uncertainties. *The Company currently anticipates significant revenue growth over in 2019-2021.* If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

The Company has a limited operating history upon which you can evaluate its performance. Since the Company's inception on October 10, 2017, it has been engaged primarily in designing and developing its product. While limited sales efforts have been made, and the Company has manufactured and delivered products in trial implementations, the Company requires additional capital to expand its manufacturing capacity and its sales and marketing efforts. Accordingly, the Company has little history upon which an evaluation of its prospects and future performance can be made. Its proposed operations are subject to all business risks associated with new enterprises. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. The management team anticipates that the operating expenses may increase for the near future. There can be no assurances that the Company will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

New entrants may result in increased competition, which could result in a loss of customers or a reduction in revenue. Although we believe that our market will stay a new and fragmented market, new entrants not currently considered to be competitors may still enter our market through acquisitions, partnerships or strategic relationships. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company may raise additional capital, which may cause dilution to existing stockholders, restrict the Company's operations or require it to relinquish rights on unfavorable terms. The Company may seek additional capital through a variety of means, including through public or private equity, debt financings or other sources, including up-front payments and milestone payments from strategic collaborations. To the extent that the Company raises additional capital through the sale of equity or convertible debt or equity securities, an investor's ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect shareholder rights. Such financing may result in dilution to stockholders, imposition of debt covenants, increased fixed payment obligations, or other restrictions that may affect the Company's business.

The Company has outstanding liabilities. The Company owes (i) Mayank Agrawal, the sole officer and director of the Company, $500,000, which sum does not bear interest and is due and payable at such time as the Company recognizes, as of the end of any fiscal year on an annual basis, $1,000,000.00 in EBITDA, as such term is customarily understood; (ii) Aseem Gupta $10,000, which sum does not bear interest and is due and payable at such time the Company recognizes, as of the end of any fiscal year on an annual basis, $1,000,000.00 in gross revenue, as such term is customarily understood and (iii) Mark Bailey $10,000, which sum does not bear interest and is due and payable on June 19, 2019.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business

Use of our products is subject to many national, state and local laws and regulations, including those related to privacy, access, safety, zoning, permitting and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The use of our products in certain contexts may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

Quality and safety management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products. Our future success depends on our ability to maintain and continuously improve our quality-management program. We may be subject to claims for product liability arising from failure to maintain adequate quality- and safety-management programs, in addition to factors beyond our control. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive space. Additionally, the product may be in a market where customers will not have brand loyalty.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products. In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

The Company does not have confidential information and invention assignment agreements with two former consultants. Neither individual contributed intellectual property to the Company nor had access to confidential information. Further, the Company does not know if these consultants have filed elections under Section 83(b) of the Internal Revenue Code of 1986, as amended: One individual is not a United States taxpayer and his vesting has terminated. The other individual resides in Canada, and her stock fully vested prior to the Closing.

The Company's success depends on the experience and skill of its executive officer and key employees. In particular, the Company is highly dependent on Mayank Agrawal, founder and Chief Executive Officer, Ted Simon, Chief Marketing Officer, and Mark Wright, Vice President of Operations. All U.S. employees have consulting agreements rather than employment agreements. After the current round, key people will be offered full time letters. There can be no assurance that these individuals will continue to be employed by the Company for a particular period of time. The loss of our key employees or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Additionally, the Company does not have confidential information and invention assignment agreements with two of its former consultants. Neither individual contributed intellectual property to the Company nor had access to confidential information.

The Company is in the process of recording a few patent and trademark assignments. Mayank Agrawal has assigned patent application 62752909 to the Company, but such assignment has not yet been recorded by the U.S. Patent and Trademark Office (the "USPTO"). Zenesis Networks Inc., a Delaware corporation controlled by Mayank Agrawal, has assigned four trademarks, with the serial numbers 87579432, 88210567, 88210579, and 88210611, to the Company, but such assignment has not yet been recorded by the USPTO. The Company is in the process of recording all such assignments.

The Company has conducted transactions with Related Parties. During 2017, the Company borrowed $10,000 from a related party. This loan is non-interest bearing and does not require repayment until the Company is significantly profitable. During 2018, the Company borrowed an aggregate of $541,125 from related parties. The loan shall be repaid only after the Company generates over one million in income attributed to sales and has sufficient funds to begin payments. Almost all of the loan is from the founder, Mayank Agrawal.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 78% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution. Non-Major Purchasers (as defined below) of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investment management agreement, which limits your voting rights. All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your shares of Series Seed Preferred Stock into shares of common stock without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business
ZenSpace, Inc. (a Delaware Corporation) has created ZenPods, which combine hardware (a meeting pod) with a technology platform to create on-demand meeting spaces that provide a private, tech-enabled oasis of calm for conducting business. People can search, select, schedule and pay for use of the SmartPods by the hour with the touch of a finger ZenSpace mobile and web applications (like ordering a ride share). The Company was incorporated in 2017 and is headquartered in San Jose, California.

Business Plan
The Need
With workspace-as-a-service estimated to reach $12.8B in 2022, our research has established a clear need for on-demand, quiet meeting/work spaces for business people in office spaces, events/conventions, and public spaces. These people seek a conveniently located, comfortable workspace that reduces noise and offers the functional amenities of an enclosed space (privacy, solid Internet access, etc.). In turn, this creates an opportunity for Event Managers, Public Space Operators, and Office Facilities Managers to fill.
The Solution
To address this need, ZenSpace has developed the ZenPod™. ZenPods combine a noise reducing, comfortable meeting/work space, a technology platform, a mobile/web app (currently in Beta), and a "SmartBox" control system to create a highly flexible, on-demand system, and IoT-enabled space for conducting business and/or private meetings. Our vision for the ZenPods is to allow people to search, select, and schedule time in a ZenPod as easily as ordering a ride share.
Our Progress
Since our launch in 2017, we have piloted in programs with marquee customers and are in conversations with more:
Events - Event managers at Microsoft, ICSC, and Realcomm, as well as the leading exhibition industry associations IMEX and IAEE.
Public Spaces - We are in conversations with Bespoke at Westfield Mall/San Francisco.
Office Solutions - Our target customers are Pinterest, Twillio, and ThermoFisher.

In addition, we are now an official vendor of Microsoft.
With an experienced team covering major areas of execution and market experience, we are poised for growth with multiple verticals in which to expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
ZenPod	IoT enabled, quiet, private, mobile and modular work spaces designed for offices, events and public spaces	Modular pod business in offices and meeting rooms in events combined represents nearly $1.2Bn market in US

Competition
The markets in which our products are sold are new and emerging. Our products compete against products and other meeting room solutions from companies in events services industry and furniture manufacturers. Product quality, performance, value and packaging are also important differentiating factors. Our biggest differentiator remains the smart technology which is combined with the meeting pods and meeting rooms.

Customer Base
Our customers include Microsoft, Bespoke (a Westfield company) for deployment of our products at trade shows and shopping malls.

Intellectual Property
The Company is dependent on the following intellectual property:

Note: The Founder Mayank Agrawal has assigned patent application 62752909 to the Company, but such assignment has not yet been recorded by the U.S. Patent and Trademark Office (the "USPTO"). Zenesis Networks Inc., a Delaware corporation controlled by Mayank Agrawal, has assigned four trademarks, with the serial numbers 87579432, 88210567, 88210579, and 88210611, to the Company, but such assignment has not yet been recorded by the USPTO. The Company is in the process of recording all such assignments.

Patents

Application #	Title of Invention	File Date	Grant Date	Country
62752909*	Software-guided smart technology mobile workspace	October 30, 2018	N/A	U.S.

Trademarks

Serial #	Goods / Services	Mark	File Date	Grant Date	Country
87579432*	IC 035. US 100 101 102. G & S: Advertising services; Business administration services; Business administration and office work; Business management services, namely, managing office functions in the nature of meeting, projecting content on screens, communicating, printing, copying for others; Business operation, business administration and office functions; Computerised office management; Hiring of machines or apparatus for offices; Leasing of office equipment; Office functions in the nature of maintaining records of ownership of stocks, shares and securities; Operating on-line marketplaces featuring office space rental, real estate rental, furniture rental, communication equipment rental; Operating on-line marketplaces for sellers and buyers of goods and/or services; Outsourcing services in the nature of arranging procurement of goods for others in the field of office space, real estate, office equipment, computer hardware and software, furniture.; Providing facilities for the use of office equipment and machinery; Providing office functions; Providing a website featuring an online marketplace for exchanging goods and services with other users; Provision of an on-line marketplace for buyers and sellers of goods and services; Rental of office machinery and equipment	ZenSpace	August 22, 2017	May 1, 2018	U.S.

88210567*	IC 036. US 100 101 102. G & S: Leasing of office space; Leasing of real estate in the nature of mobile office spaces; Leasing of real estate in the nature of portable office spaces; Leasing of real estate in the nature of wirelessly-enabled mobile office spaces; Leasing of real estate in the nature of technology-enabled mobile office spaces; Rental of office space; Rental of offices for co-working; Incubation services, namely, rental of office space to freelancers, start-ups, existing businesses and non-profits; Real estate services, namely, rental, brokerage, leasing and management of commercial property, offices and office space.	Zenpod	November 29, 2018	N/A	U.S.
88210579*	IC 036. US 100 101 102. G & S: Leasing of office space; Leasing of real estate in the nature of mobile office spaces; Leasing of real estate in the nature of portable office spaces; Leasing of real estate in the nature of wirelessly-enabled mobile office spaces; Leasing of real estate in the nature of technology-enabled mobile office spaces; Rental of office space; Rental of offices for co-working; Incubation services, namely, rental of office space to freelancers, start-ups, existing businesses and non-profits; Real estate services, namely, rental, brokerage, leasing and management of commercial property, offices and office space.	Smartpod	November 29, 2018	N/A	U.S.
88210611*	IC 036. US 100 101 102. G & S: Leasing of office space; Leasing of real estate in the nature of mobile office spaces; Leasing of real estate in the nature of portable office spaces; Leasing of real estate in the nature of wirelessly-enabled mobile office spaces; Leasing of real estate in the nature of technology-enabled mobile office spaces; Rental of office space; Rental of offices for co-working; Incubation services, namely, rental of office space to freelancers, start-ups, existing businesses and non-profits; Real estate services, namely, rental, brokerage, leasing and management of commercial property, offices and office	SmartBox	November 29, 2018	N/A	U.S.

	space.				

Litigation
None.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.83% of the proceeds, or $32,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised ($25,000)	% if Closing Amount Raised ($300,000)	% if Maximum Amount Raised ($1,070,000)
Sales & Marketing	100%	35%	35%
R&D	0%	35%	35%
Operations	0%	30%	30%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Mayank Agrawal	Chief Executive Officer, Chief Financial Officer, Secretary, Director	Lead overall company operations, strategy, execution and product management

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a

16

court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 5 full-time employees with consulting agreements.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issued pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	12,330,833	Yes	N/A	100%	N/A

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Promissory Note	Mayank Agrawal	$500,000	N/A	N/A	N/A	Such time as the Company recognizes, as of the end of any fiscal year on an annual basis, $1,000,000.00 in EBITDA, as such term is customarily understood.	N/A
Promissory note	Aseem Gupta	$10,000	N/A	N/A	N/A	Such time as the Company recognizes, as of the end of any fiscal year on an annual basis, $1,000,000.00 in gross proceeds, as such term is customarily	N/A

						understood.	
Promissory Note	Mark Bailey	$10,000	N/A	N/A	N/A	June 19, 2019	N/A

Ownership

A majority of the Company's outstanding voting equity securities is owned by Mayank Agrawal.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Mayank Agrawal	9,500,000	77.04%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

ZenSpace, Inc. (a Delaware Corporation) created SmartPods, which combine hardware (a meeting pod) with a technology platform to create on-demand meeting spaces that provide a private, tech-enabled oasis of calm for conducting your business. People can search, select, schedule and pay for use of the SmartPods by the hour with the touch of a finger (like ordering a ride share).
The Company incorporated in 2017 and is headquartered in San Jose, California.

The Company has incurred losses from inception of approximately $5,271 in 2017, and has limited operations, which raises substantial doubt about the Company's ability to continue as a going concern. As of November 2018, the Company has incurred losses $427,233 (not reviewed by an independent CPA). The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its product sales. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of the Company's planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

At inception, the Company authorized 15,000,000 shares of common stock with a par value of $0.0001. As of December 31, 2017, no shares had been issued.

During 2018, the Company issued 9,500,000 common shares to Mayank Agrawal as founders shares.

On January 25, 2018, the Company granted 696,000 stock options to consultants. These options are exercisable at $0.0001 per share. 325,000 of the options have been cancelled and another 125,000 have been exercised. The remaining 246,000 are fully vested.

On August 1, 2018, the Company entered into a consulting agreement with Apptimia to continue development of a Web and Mobile Application. Payments will be made upon completion of milestones, with a maximum compensation of $8,400 and 150,000 common shares.

On November 1, 2018, the Company entered into a consulting agreement with Apptimia to continue development of a Web and Mobile Application. Payments will be made upon completion of milestones, with a maximum compensation of $5,600 and 100,000 common shares.

During 2018, the Company issued 3,250,833 common shares to various consultants for services, 125,000 of which were from an exercised option.

During 2018, the Company borrowed an aggregate of $520,000 from related parties. There are minimal loan-repayment risks or contingencies for these non-interest-bearing loans due to the flexible payment terms. $500,000 of the aggregate loan value is from the founder, Mayank Agrawal and shall be repaid only after the Company generates over one million in income attributed to sales and has sufficient funds to begin payments.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. The Company had $155,000 in cash as of November 30, 2018.

Risks and Uncertainties
As of November 30, 2018 the Company has commenced limited operations. The Company's activities since inception have consisted of service and business development, efforts to raise capital, and manufacture and installation of the Company's product on a trial basis. As the Company expands its operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position and results of operations.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $155,000 in cash on hand as of November 30, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps, the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $7,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset) and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering

Founder	January 11, 2018	Section 4(a)(2)	Common Stock	6,000,000	Operations
Founder	January 25, 2018	Section 4(a)(2)	Common Stock	500,000	Operations
Service Providers	January 25, 2018	Rule 701	Common Stock Options	696,000	N/A
Service Providers	March 20, 2018	Rule 701	Common Stock	300,000	Operations
Service Providers	April 25, 2018	Rule 701	Common Stock	945,000	Operations
Commercial Partner	May 23, 2018	Section 4(a)(2)	Common Stock	150,000	Operations
Service Provider	June 22, 2018	Rule 701	Common Stock	50,000	Operations
Service Provider	June 27, 2018	Rule 701	Common Stock	300,000	Operations
Service Provider	July 24, 2018	Rule 701	Common Stock	300,000	Operations
Service Providers	August 8, 2018	Rule 701	Common Stock	100,000	Operations
Service Provider	August 9, 2018	Rule 701	Common Stock	50,000	Operations
Service Providers	September 1, 2018	Rule 701	Common Stock	150,000	Operations
Advisors and Service Providers	October 1, 2018	Rule 701	Common Stock	85,000	Operations
Founder	October 29, 2018	Section 4(a)(2)	Common Stock	3,500,000	Operations
Service Provider	October 29, 2018	Rule 701	Common Stock	50,000	Operations
Service Provider	October 31, 2018	Rule 701	Common Stock	150,000	Operations
Service Providers	November 1, 2018	Rule 701	Common Stock	750,000	Operations
Option Exercise	November 19, 2018	Rule 701	Common Stock	125,000	Operations

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock Investment Agreement and the investment management agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $300,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed Preferred Stock to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
- greater information and inspection rights
- if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
- a right of first refusal for the transfer of common stock by a key holder, if the Company does not exercise that right.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Series Seed Preferred Stock

Rights and Preferences
None

Previously Issued Preferred Stock
None.

Series Seed Preferred Stock

Dividend Rights
Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
Holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of 1 time the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed Preferred Stock Investment Agreement
Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

What it means to be a minority holder
As an investor in Series Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution
Even once the Series Seed Preferred Stock convert into common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
● In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
● In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
● In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities being offered and sold pursuant to Regulation CF may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Series Seed Preferred Stock.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During 2017, the Company borrowed $10,000 from a related party. This loan is non-interest bearing and does not require repayment until the Company is significantly profitable.

During 2018, the Company borrowed an aggregate of $541,125 from related parties. There are minimal to no loan-repayment risks or contingencies for these non-interest bearing loans due to the flexible payment terms. The loan shall be repaid only after the Company generates over one million in income attributed to sales and has sufficient funds to begin payments. Almost all of the loan is from the founder, Mayank Agrawal.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled, and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Mayank Agrawal

(Signature)

Mayank Agrawal

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Mayank Agrawal

(Signature)

Mayank Agrawal

(Name)

Chief Executive Officer, Chief Financial Officer, Director

(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



ZenSpace, Inc.

A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

For the period of October 10, 2017 (inception) to December 31, 2017

TABLE OF CONTENTS



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of
ZenSpace, Inc.
San Jose, California

We have reviewed the accompanying financial statements of ZenSpace, Inc. ("the Company"), which comprise the balance sheet as of December 31, 2017 and the related statements of operations, stockholders' equity, and cash flows for the period of October 10, 2017 (inception) to December 31, 2017 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 4 of the financial statements, the Company relies on outside sources to fund operations, and has incurred losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

November 18, 2018

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

ZenSpace, Inc.
Balance Sheet
December 31, 2017
(unaudited)

Assets		December 31, 2017
Current Assets		
Cash	$	9,873
Total Current Assets		9,873
Total Assets	$	9,873
Liabilities		
Current liabilities		
Credit Cards		5,144
Related Party Note Payable		10,000
Total Current Liabilities		15,144
Total Liabilities		15,144
Commitments & Contingencies		-
Stockholders' Equity		
Accumulated Deficit		(5,271)
Total Shareholders' Equity		(5,271)
Total Liabilities and Stockholders' Equity	$	9,873

See accompanying independent accountants' review report and notes to the financial statements.

ZenSpace, Inc.
Statement of Operations
For the period of October 10, 2017 (inception) to December 31, 2017
(unaudited)

	For the period of October 10, 2017 (inception) to December 31, 2017
Revenue	$ -
Cost of goods sold	-
Gross income	-
Operating expenses	
General & Administrative Expense	1,639
Travel & Entertainment	3,632
Total Operating Expenses	5,271
Net Income (Loss)	$ (5,271)

See accompanying independent accountants' review report and notes to the financial statements.

4

ZenSpace, Inc.

Statement of Stockholders' Equity

For the period of October 10, 2017 (inception) to December 31, 2017

(unaudited)

	Common Shares		Additional Paid In Capital	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount			
Balance - October 10, 2017 (inception)	-	$ -	$ -	$ -	$ -
Net loss				(5,271)	(5,271)
Balance - December 31, 2017	-	$ -	$ -	$ **(5,271)**	$ **(5,271)**

See accompanying independent accountants' review report and notes to the financial statements.

5

ZenSpace, Inc.

Statement of Cash Flows

For the period of October 10, 2017 (inception) to December 31, 2017

(unaudited)

	For the period of October 10, 2017 (inception) to December 31, 2017
Cash flows from operating activities	
Net Income (Loss)	$ (5,271)
Change in assets and liabilities	
Credit Cards	5,144
Net cash used in operating activities	(127)
Cash flows from financing activities:	
Proceeds from Related Party Note Payable	10,000
Net cash provided by financing activities	10,000
Net increase in cash	9,873
Cash at beginning of period	-
Cash at end of period	$ 9,873
Supplemental Cash Flow Disclosure:	
Income Taxes paid	$ -
Interest Paid	$ -

See accompanying independent accountants' review report and notes to the financial statements.

6

For the period of October 10, 2017 (inception) to December 31, 2017

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Nature of Business

ZenSpace, Inc. (a Delaware Corporation) created SmartPods, which combine hardware (a meeting pod) with a technology platform to create on-demand meeting spaces that provide a private, tech-enabled oasis of calm for conducting your business. People can search, select, schedule and pay for use of the SmartPods by the hour with the touch of a finger (like ordering a ride share)

The Company incorporated in 2017 and is headquartered in San Jose, California.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

As of December 31, 2017, the Company has not commenced full scale operations. The Company's activities since inception have consisted of service and business development, and efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position and results of operations.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service, which has a statute of limitation of three years from the date of the return, and the State of California.

The Company currently has a tax net operating loss (NOL) of $5,271 for which it may receive future tax benefits. However, as of December 31, 2017, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. The Company had $9,873 in cash as of December 31, 2017.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – RELATED PARTY TRANSACTIONS

During 2017, the Company borrowed $10,000 from a related party. This loan is non-interest bearing and does not require repayment until the Company is significantly profitable.

NOTE 3 – STOCKHOLDERS' EQUITY

At inception, the Company authorized 15,000,000 shares of common stock with a par value of $0.0001. As of December 31, 2017, no shares had been issued.

NOTE 4 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $5,271, and has not yet started full operations, which, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its product sales. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of the Company's planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 18, 2018, the date on which the financial statements were available to be issued, and has not identified any events that would be required for disclosure other than as listed below.

On January 25, 2018, the Company granted 696,000 stock options to consultants. These options are exercisable at $0.0001 per share. All options will be fully vested by December 31, 2018. On October 10, 2018, 150,000 of these options were cancelled.

On August 1, 2018, the Company entered into a consulting agreement with Apptimia to continue development of a Web and Mobile Application. Payments will be made upon completion of milestones, with a maximum compensation of $8,400 and 150,000 common shares.

For the period of October 10, 2017 (inception) to December 31, 2017

During 2018, the Company issued 9,500,000 common shares to Mayank Agrawal as founders shares.

During 2018, the Company issued 3,250,833 common shares to various consultants for services.

During 2018, the Company borrowed an aggregate of $541,125 from related parties. There are minimal to no loan-repayment risks or contingencies for these non-interest bearing loans due to the flexible payment terms. The loan shall be repaid only after the Company generates over one million in income attributed to sales and has sufficient funds to begin payments. Almost all of the loan is from the founder, Mayank Agrawal.

EXHIBIT C
PDF of SI Website


ZenSpace
On Demand Work Space. Anytime. Anyplace.

This presentation contains offering materials prepared solely by ZenSpace without the of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation m forward-looking statements and information relating to, among other things, the co business plan and strategy, and its industry. These statements reflect management's cu with respect to future events based information currently available and are subject t uncertainties that could cause the company's actual results to differ materially. Inv cautioned not to place undue reliance on these forward-looking statements as they are illustrative purposes and they do not represent guarantees of future results, levels performance, or achievements, all of which cannot be made. Moreover, no person nor person or entity assumes responsibility for the accuracy and completeness of forw statements, and is under no duty to update any such statements to conform then results.

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$1,000	$7,000,000	Preferred Equity
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Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Share:

Zenspace is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Zenspace without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- ZenSpace ZenPods featured at Microsoft Ignite event (over 25,000 attendees), IMEX America (a top exhibition industry event with over12,000 attendees), and IAEE Expo! Expo.
- The first pod prototype was displayed at CES in Jan 2018; Featured by Entrepreneur, as part of their CES coverage.
- Approved to be an official vendor of Microsoft.
- Provisional Patent filed by the founder for the ZenSpace SmartBox.
- The global workspace as a service (WaaS) market was valued at $6.12 billion in 2016 and is expected to reach a value of $12.9 billion by 2022.

Fundraise Highlights

- Total Round Size: US $2,400,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Pre-Money Valuation: US $7,000,000
- Target Minimum Raise Amount: US $300,000
- Offering Type: Side by Side Offering

We have created a highly flexible, on-demand system and IoT-enabled space for conducting business and/or private meetings. ZenSpace transforms spaces into quiet smart offices, enabling individuals to work when and where they need to.

The Need

With workspace-as-a-service estimated to reach $12.8B in 2022, our research has established a clear need for on-demand, quiet meeting/work spaces for business people in office spaces, events/conventions, and public spaces. These people seek a conveniently located, comfortable workspace that reduces noise and offers the functional amenities of an enclosed space (privacy, solid Internet access, etc.). In turn, this creates an opportunity for Event Managers, Public Space Operators, and Office Facilities Managers to fill.

The Solution

To address this need, ZenSpace has developed the ZenPod™. ZenPods combine a noise reducing, comfortable meeting/work space, a technology platform, a mobile/web app (currently in Beta), and a "SmartBox" control system to create a highly flexible, on-demand system, and IoT-enabled space for conducting business and/or private meetings. Our vision for the ZenPod is to allow people to easily select, and schedule time in a ZenPod as easily as ordering a ride share.

PROFILE MENU

Our Progress

Highlights

Since our launch in 2017, we have piloted in programs with marquee customers and are in conversations with more:

Overview

- Events - Event managers at Microsoft, ICSC, and Realcomm, as well as the leading exhibition industry associations IMEX and IAEE.

Product & Service

- Public Spaces - We are in conversations with Bespoke at Westfield Mall/San Francisco.

- Office Solutions - Our target customers are Pinterest, Twillio, and ThermoFisher.

The Team

In addition, we are now an official vendor of Microsoft.

Q&A with Founder

With an experienced team covering major areas of execution and market experience, we are poised for growth with multiple verticals in which to expand our business.

Term Sheet

Investor Perks

Product & Service

Financial Discussion

Market Landscape

ZenSpace is a B2B2C company; our market opportunity extends across three key verticals, with varying solutions and business models for each.

Our Product

Form C

We provide a "smart pod," a modular, on-demand meeting/workspace that delivers a solution for the business professional in need of a private, quiet space to meet or work.

Data Room

ZenPods combine hardware and technology to create a fully automated, technology-enabled workspace. People can search, select, and schedule time in a ZenPod via our ZenSpace app (in Beta) with the touch of a finger. When they arrive at their scheduled pod, they enter a secure, quiet, comfortable, IoT environment that provides the space and functionality they need to get down to business.

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❓ FAQs

What makes a ZenPod smart?

✉ SeedInvest

- The ZenSpace Pod – A modular, flexible unit, with seating from 1 to 4, provides a private, quiet, comfortable place to work and/or meet. Our walls, interior insulation, and glass are uniquely constructed to achieve noise reduction. Key features include controllable lighting and air circulation, WiFi, ports for all your gadgets and a touchscreen tabletop control pad.

- The ZenSpace App (in Beta) – Our mobile/web app links to a cloud platform that makes finding, scheduling, and paying for meeting space in short time increments as easy as hailing a ride share.

- The ZenSpace SmartBox – Our secret sauce. This patent-pending control unit turns an ordinary pod into a tech-enabled IoT environment, with a secure schedule/locking system and a variety of "smart" features to manage SmartPod features.

The above combine to create a unique, highly flexible work and meeting space people can schedule on demand, all in a small form factor that facilitates placement in almost any location. That's smart.

Our ZenPods in the Market

Overall, we believe SmartPods are perfectly suited for environments with high concentrations of business people away from their office – e.g., events, convention centers, hotels, airports – while our ZenPods fill a need for private space in office environments.

Event Solutions

Our schedulable, flexible SmartPod is uniquely suited for the event industry where millions of people convene to conduct business, network, and gather information, making it a target rich environment for users and customers of our product.

We believe ZenSpace offers benefits for all stakeholders in this ecosystem – Attendees get a private work/meeting space to conduct business, while our B2B customers, Event Organizers, Exhibitors, and Sponsors, benefit from a turnkey solution that enhances the event experience and provides new sponsorship (revenue generating) opportunities.

Office Solutions

Open office environments provide many benefits, but also create a problem – lack of privacy and quiet space in which employees can get work done, hold a private conversation or make a call without everyone hearing their business.

Our ZenPod offering (the baseline pod without the "smart" technology and scheduling components) provides a quiet and less disruptive space for employees. At the same time, ZenPods can be an economical, simple, flexible solution for a Facilities Manager vs. the cost and disruption of office construction.

Public Space Solutions

Public spaces – convention centers, hotels, airports, selected malls and/or commercial real estate –generate strong traffic from traveling business people as well as local freelance, consultant, and gig economy workers.

Based on our observations, 40% of public convention center and hotel space is underutilized lobby, hall or patio space. ZenSpace enables public space venues, our customer, to activate and monetize previously underutilized real estate while providing added service and value to their user/customers.

Gallery



Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Financial Discussion

Market Landscape

Form C

Data Room

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FAQs

SeedInvest

Media Mentions



Team Story

They say that necessity is the mother of all inventions and that's exactly how we came into existence.

It was May 2017. Our founder Mayank Agrawal was on the road closing deals, scrambling to create proposals, and hosting client meetings out of a coffee shop.

As any road warrior or remote worker knows, working out of busy public spaces is rarely fun or particularly practical. Between getting ear aches from noise-canceling headphones, begging baristas to keep an eye out on his laptop while he dashed to the bathroom and simply needing to buy enough beverages to justify hogging the space for three days straight, Mayank was hit with a Eureka moment.

"How cool would it have been if there was a small private space here so we could have completed our sales proposal without any noise and distractions, while this coffee shop owner also made some additional money renting out the little space we needed?"

In that instant, the idea for ZenSpace was born. Since then, we have self-funded our way through 3 rounds of pod development, worked with prestigious customers and assembled a team of product, marketing, engineering, and sales experts to drive the ZenSpace concept forward. As a team, our passion is second to none.

Founders and Officers

Mayank Agrawal
CEO

The Founder and CEO of ZenSpace, Mayank Agrawal has proven expertise in the fields of Engineering, Technology Sales, Product Development. A strong leader with experience in high-growth multinational organizations. MBA, Bachelor Degrees in Engineering, Electronics and Communications



Key Team Members



Ted Simon
Chief Revenue Officer (Full-time consultant)



Rohit Gupta
Director - SW Engineering (Full-time consultant)



Michael Kaleikini
VP Business Development (Full-time consultant)



Jean Kaluza
UX Strategist (Full-time consultant)



Sonny Saldua
VP of Enterprise Sales (Full-time consultant)



Mark Wright
SVP Product Operations (Full-time consultant)



Alessandra Sagredo
VP Marketing (Part-time consultant)



Armand Sagredo
VP Customer Engagement (Part-time consultant)



Kerry Huffman
VP Customer Engagement (Part-time consultant)



Mieszko Mularczyk
Head of Europe Business (Part-time consultant)

Notable Advisors & Investors

Highlights

Overview

Product & Service

The Team

Q&A with the Founder

Term Sheet

Investor Perks

Financial Discussion

Market Landscape

Form C

Data Room

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❓ FAQs

✉ SeedInvest



Anshu Agarwal
Advisor, CEO, Nimbella



Eric Swildens
Advisor, Co-Founder, Nimbella

Q&A with the Founder

Q: What are the current and expected post-raise founder salaries?

Zenspace:

I do not plan to take any salary until the company is profitable saleswise.

Q: Please outline the regulatory landscape of your market, any regulations you must comply with, and how you comply with those regulations, if applicable.

Zenspace: Fire Safety and Electrical compliance in public spaces are the only critical requirements which can be easily addressed in the pod engineering. No other regulatory requirements as far as our market research refers.

Q: Please detail your average sales cycle.

Zenspace: Events industry: 45-90 days; Enterprise Pod Sales: less than 30 days

Q: Regarding the related party loan- do you anticipate using the proceeds of the raise to pay back any portion of that debt?

Zenspace: No. I am happy to build value in my shares/ equity. The loan shall be repaid only after the company generates over $1M in income attributed to sales.

Q:
Who do you view as your closest competitors and what are your key differentiators?

Zenspace: We have 3 sets of competitors:

Co-working spaces and their meeting rooms: Our advantage is that we provide modular meeting rooms that can be installed in underutilized space at a lower cost. This gives us pervasiveness.

Apps like Breather and LiquidSpace which allow reservation of any spare room: We believe they are the Airbnb and Craigslist of meeting spaces. However, they do not offer a hardware solution that can provide highly consistent user experience. They are limited by the availability of the rooms.

There are also furniture companies worldwide who offer a pod as a furniture. Their products do not come with smart features and an integrated app.

Q:
Is Ted Simon working full-time?

Zenspace:

No. He is as full time as anyone can get. He has no other consulting projects ongoing but he does take some classes at the university (twice a week I think in evenings mostly). He is fully committed and full time.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $2,400,000
Minimum investment:	US $1,000
Target Minimum:	US $300,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $0.4723
Pre-money valuation:	US $7,000,000
Option pool:	7.6%
Is participating?:	False
Liquidation preference:	1.0x

Additional Terms

Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Investment Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.

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Regulation CF cap:	While ZenSpace is offering up to US $2,400,000 worth of securities in its Seed Round, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Closing conditions:	While Zenspace Inc has set an overall target minimum of US $300,000 for the round, Zenspace Inc must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Zenspace Inc's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised


General Admin
Sales
Marketing
Inventory
Software Development
Operations

If Maximum Amount Is Raised


General Admin
Sales
Marketing
Inventory
Software R&D
Hardware R&D
Operations

Investor Perks

- Every investor investing $100,000 before January 21st will receive a personalized with engraved name 4-seater ZenPod delivered to them within 60 days of closing of fundraising round + participation at strategy workshop post raise including dinner and cocktails at the event
- Every investor investing $50,000 before January 21st will receive a personalized with engraved name 2-seater ZenPod delivered to them within 60 days of closing of fundraising round + participation at strategy workshop post raise including dinner and cocktails at the event
- Every investor investing $25,000 before January 21st will receive a personalized with engraved name 1-seater ZenPod delivered to them within 60 days of closing of fundraising round + 2 participation at strategy workshop post raise including dinner and cocktails at the event
- Every investor investing $10,000 before January 21st will receive a 30% flat discount voucher to use across any of our products to be used by June 30, 2019 + a 100 hours free voucher to use across any ZenPods deployed across public and event spaces
- Every investor investing $5,000 before January 21st will receive 20% flat discount voucher to use across ZenSpace products + 25 hours free voucher to use across any ZenPods deployed across public and event spaces
- Every investor investing $1,000 or more before January 15th will receive a 10 hours free discount voucher across ZenSpace deployments in public and event spaces

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

Operations

ZenSpace, Inc. (a Delaware Corporation) created SmartPods, which combine hardware (a meeting pod) with a technology platform to create on-demand meeting spaces that provide a private, tech-enabled oasis of calm for conducting your business. People can search, select, schedule and pay for use of the SmartPods by the hour with the touch of a finger (like ordering a ride share).

The Company incorporated in 2017 and is headquartered in San Jose, California. The Company has incurred losses from inception of approximately $5,271 in 2017, and has limited operations, which raises substantial doubt about the Company's ability to continue as a going concern. As of November 2018, the Company has incurred losses of $427,233 (not reviewed by an independent CPA).

At inception, the Company authorized 15,000,000 shares of common stock with a par value of $0.0001. As of December 31, 2017, no shares had been issued.

During 2018, the Company issued 9,500,000 common shares to Mayank Agrawal as founders shares.

On January 25, 2018, the Company granted 696,000 stock options to consultants. These options are exercisable at $0.0001 per share. 325,000 of the options have been canceled and another 125,000 have been exercised. The remaining 246,000 are fully vested.

On August 1, 2018, the Company entered into a consulting agreement with Apptimia to continue development of a Web and Mobile Application. Payments will be made upon completion of milestones, with a maximum compensation of $8,400 and 150,000 common shares.

On November 1, 2018, the Company entered into a consulting agreement with Apptimia to continue development of a Web and Mobile Application. Payments will be made upon completion of milestones, with a maximum compensation of $5,600 and 100,000 common shares.

During 2018, the Company issued 3,250,833 common shares to various consultants for services, 125,000 of which were from an exercised option.

During 2018, the Company borrowed an aggregate of $520,000 from related parties. There are minimal loan-repayment risks or contingencies for these non-interest-bearing loans due to the flexible payment terms. $500,000 of the aggregate loan value is from the founder, Mayank Agrawal and shall be repaid only after the Company generates over one million in income attributed to sales and has sufficient funds to begin payments.

12/27/2018

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Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. The Company had $155,000 in cash as of November 30, 2018.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $155,000 in cash on hand as of November 30, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Market Landscape



Global small meeting room market estimates and 3 year growth

ZenSpace is serving 3 key verticals – Events, Public Spaces, and Offices – with solutions and models tailored differently to each segment.

Event Solutions

B2B events account for $512 billion in annual spend. In a market where millions of people convene to conduct business, network, and gather information, we believe all sector participants are potential users or customers.

Business model: Rent SmartPods to Event Organizers and Exhibitors at an average price of $7.5K per pod, per event (each pod can be deployed multiple times over its lifetime).

Office Solutions

Based on our research, $38Bn was spent on office constructions in 2017. We estimate that less than 4% of the construction cost was spent on huddle meeting room constructions.

Business model: Sell ZenPods via direct channels at an average price of $12K per pod.

Public Space Solutions

Public Spaces (e.g., convention centers, hotels, airports, malls) generate strong traffic from traveling business people as well as local freelancers and entrepreneurs in need of quiet workspaces.

Based on our observations, roughly 40% of public convention centers, hotel spaces are underutilized lobby or hall space. This represents a multi-billion-dollar new market (blue ocean) for ZenSpace.

Business model: Annual lease to Public Space operators at an average of $15K per pod and 5% technology fee from the pod revenue.

These statements represent management's estimates and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements.

Risks and Disclosures

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in the reviewed financials for the period of October 10, 2017 (inception) to December 31, 2017. The Company has incurred losses from inception of approximately $5,271, and has limited operations, which, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its product sales. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of the Company's planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

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The Company's cash position is relatively weak. The Company currently has only $155,000 in cash balances as of November 30, 2108. This equates to 2.5 months of runway. The Company believes that it is able to continue extracting cash from sales and extended loan from the founder to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company has a high valuation based on its time in the market to date. Since the Company is relatively new to the untested marketplace, Investors may not be adequately compensated for the risk they are taking on when investing in the Company.

The Company's projections are aggressive and are subject to risks and uncertainties. The Company currently anticipates significant revenue growth over in 2019-2021. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

The Company has a limited operating history upon which you can evaluate its performance. Since the Company's inception on October 10, 2017, it has been engaged primarily in designing and developing its product. While limited sales efforts have been made, and the Company has manufactured and delivered products in trial implementations, the Company requires additional capital to expand its manufacturing capacity and its sales and marketing efforts. Accordingly, the Company has little history upon which an evaluation of its prospects and future performance can be made. Its proposed operations are subject to all business risks associated with new enterprises. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. The management team anticipates that the operating expenses may increase for the near future. There can be no assurances that the Company will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

New entrants may result in increased competition, which could result in a loss of customers or a reduction in revenue. Although we believe that our market will stay a new and fragmented market, new entrants not currently considered to be competitors may still enter our market through acquisitions, partnerships or strategic relationships. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company may raise additional capital, which may cause dilution to existing stockholders, restrict the Company's operations or require it to relinquish rights on unfavorable terms. The Company may seek additional capital through a variety of means, including through public or private equity, debt financings or other sources, including up-front payments and milestone payments from strategic collaborations. To the extent that the Company raises additional capital through the sale of equity or convertible debt or equity securities, an investor's ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect shareholder rights. Such financing may result in dilution to stockholders, imposition of debt covenants, increased fixed payment obligations, or other restrictions that may affect the Company's business.

The Company has outstanding liabilities. The Company owes (i) Mayank Agrawal (a Related Party), the sole officer and director of the Company, $500,000, which sum does not bear interest and is due and payable at such time as the Company recognizes, as of the end of any fiscal year on an annual basis, $1,000,000.00 in EBITDA, as such term is customarily understood; (ii) Aseem Gupta (a Related Party) $10,000, which sum does not bear interest and is due and payable at such time the Company recognizes, as of the end of any fiscal year on an annual basis, $1,000,000.00 in gross revenue, as such term is customarily understood and (iii) Mark Bailey $10,000, which sum does not bear interest and is due and payable on June 19, 2019.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business

Use of our products is subject to many national, state and local laws and regulations, including those related to privacy, access, safety, zoning, permitting and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The use of our products in certain contexts may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

Quality and safety management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products. Our future success depends on our ability to maintain and continuously improve our quality-management program. We may be subject to claims for product liability arising from failure to maintain adequate quality- and safety-management programs, in addition to factors beyond our control. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive space. Additionally, the product may be in a market where customers will not have brand loyalty.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products. In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

The Company does not have confidential information and invention assignment agreements with two former consultants. Neither individual contributed intellectual property to the Company nor had access to confidential information. Further, the Company does not know if these consultants have filed elections under Section 83(b) of the Internal Revenue Code of 1986, as amended: One individual is not a United States taxpayer and his vesting has terminated. The other individual resides in Canada, and her stock fully vested prior to the Closing.

The Company's success depends on the experience and skill of its executive officer and key employees. In particular, the Company is highly dependent on Mayank Agrawal, founder and Chief Executive Officer, Ted Simon, Chief Marketing Officer, and Mark Wright, Vice President of Operations. All U.S. employees have consulting agreements rather than employment agreements. After the current round, key people will be offered full time letters. There can be no assurance that these individuals will continue to be employed by the Company for a particular period of time. The loss of our key employees or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Additionally, the Company does not have confidential information and invention assignment agreements with two of its former consultants. Neither individual contributed intellectual property to the Company nor had access to confidential information.

The Company is in the process of recording a few patent and trademark assignments. Mayank Agrawal has assigned patent application 62752909 to the Company, but such assignment has not yet been recorded by the U.S. Patent and Trademark Office (the "USPTO"). Zenesis Networks Inc., a Delaware corporation controlled by Mayank Agrawal, has assigned four trademarks, with the serial numbers 87579432, 88210567, 88210579, and 88210611, to the Company, but such assignment has not yet been recorded by the USPTO. The Company is in the process of recording all such assignments.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 78% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

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Your ownership of the shares of preferred stock may be subject to dilution. Non-Major Purchasers (as defined below) of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investment management agreement, which limits your voting rights. All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your shares of Series Seed Preferred Stock into shares of common stock without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.



Zenspace's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download Zenspace's Form C

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Zenspace

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Zenspace. Once Zenspace accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Zenspace in exchange for your securities. At that point, you will be a proud owner in Zenspace.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Zenspace has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:
1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

12/27/2018 Edit your campaign

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Zenspace does not plan to list these securities on a national exchange or another secondary market. At some point Zenspace may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Zenspace either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Financial Discussion
Market Landscape
Form C
Data Room
0 comments
FAQs
SeedInvest

Other General Questions

What is this page about?

This is Zenspace's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Zenspace's Form C. The Form C includes important details about Zenspace's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

PROFILE MENU

EXHIBIT D
Investor Deck


ZenSpace
On Demand Work Space. Anytime. Anyplace.

This presentation contains offering materials prepared solely by ZenSpace without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



ZenSpace

OUR MISSION

Unlocking the potential of people and spaces.

To give people a space to **converse, collaborate and dream,** at anytime, anyplace.

To give space hosts an opportunity to **unlock revenue** by **transforming their underutilized spaces** into productive workspaces while improving the user experience.



Opportunity #1

UNDERUTILIZED SPACE

We estimate that **40%*** of events and public spaces are **underutilized**, resulting in **lost potential revenue** and **untapped resources**. Meanwhile, many frustrated visitors at these venues struggle to find a suitable space to work and meet with clients.

*This number was estimated based on the management's research on 20 airports and 20 convention centers across the globe. It does not represent guarantees of future results, levels of activity, performance, or achievements.

Zeospace

Opportunity #2

MOBILE PROFESSIONALS

Global Business Travel Association (GBTA) reports that the modern workforce is travelling for business now more than ever before, leading to an **increased need** for **on-demand workspaces** at **nontraditional venues.**

This slide represent management's opinion. It does not represent guarantees of future results, levels of activity, performance, or achievements.


ZenSpace



Opportunity #3

OPEN OFFICES

Though open office plans offer a number of benefits, a recent Udemy survey shows that **70%** of employees are **distracted** and **less productive** at work due to these layouts, leading many companies to look for **cost-effective hybrid** solutions to add a degree of privacy as needed.

So, how does ZenSpace capture these opportunities?

Powered By ZenSpace

Have Your Next Meeting Here
MSI-03
Zen Space
Zen Space

ZenPods



Available in 3 configurations, ZenPods offer a modular, functional, tech-enabled and smart workspace where on-the-go professionals can work and meet with clients in quiet. ZenPods offer fast, secure Wi-Fi, video conferencing, digital displays, lighting and climate controls, and Smart Locks for added privacy.

ZenSpace App





Our proprietary mobile app enables users to locate, schedule, and manage bookings for ZenPods with ease. ZenSpace combines our mobile tech platform with a smart workspace, ZenPod. Through this app, users can remotely search, select, schedule and even pay for ZenPod time.

The ZenSpace App currently has 7 ZenPods available for booking at ZenSpace's headquarter in California. The Company plans to make more ZenPods available for future events and partnerships. Additionally, the App is still evolving, and a portion of the proceeds will be used for App development. The screenshot of the App is for illustrative purposes, it does not represent guarantees of future results, levels of activity, performance, or achievements.

Solutions for Events

ZenPods offer a unique opportunity for event organizers to **maximize space usage** and **generate revenue**, while providing attendees with much-needed **private workspaces**. Available in three configurations, ZenPods provide an ideal turnkey solution for venues.



Renting ZenPods

Events organizers can rent and host pods as **business lounges, booths, or meeting spaces.** These solutions provide an enhanced event experience for attendees, while also offering organizers an additional **sponsorship opportunity** to offer key partners, exhibitors and advertisers.



Revenue Sharing

The ZenSpace app gives event planners the opportunity to **charge for ZenPod bookings,** with ZenSpace collecting a share of the revenue.

ZenSpace



ZenSpace

Solutions for Public Spaces

Commercial real estate and public spaces such as **airports, convention centers, hospitals, malls and universities**, can increase revenue by incorporating ZenPods into unused or underutilized space and attracting even more clients.

Leasing ZenPods

Long-term leased ZenPods enable public spaces to **generate new revenue** from existing or unused space. ZenPod Hosts can earn an estimation of **$30k - $60k[1] per pod per year** with a micro-lease and advertising



Revenue Sharing

End-User Reservations can be booked and paid for through the ZenSpace app (in Beta). The **revenue from bookings and advertising** can be shared between ZenSpace and the public space partner.

1. Assuming 3 hours of usage per day (1k+ hours per year) at $20 per hour and $1k per month from advertising. 2. This image of ZenPods in a building looby is for illustrative purposes only. Currently, ZenSpace does not not have any live partnerships with office buildings. This slide does not represent guarantees of future results, levels of activity, performance, or achievements.

Solutions for Offices

Studies conducted by Harvard and others have noted the negative impact open office designs are having on productivity and employee morale. As a result, facilities and operations managers are seeking cost-effective privacy solutions, such as ZenPods



Buying ZenPods

ZenPods provides a quiet meeting/work space for offices at a **lower cost** when compared to building new office space or fitting out conference rooms. In addition, the ZenPods have an operational advantage by being quick to install and easy to set up.



ZenSpace App Option

The ZenSpace app (in Beta) is available on a subscription fee basis, for those offices that would like a **scheduling system** to help manage their OfficePod bookings.

ZenSpace

The 3 Pillars of ZenSpace

Based in Silicon Valley, ZenSpace provides on-demand, tech-enabled workspace for on-the-go business professionals. Any time, in any place.

In addition to building top notch quality tech enabled end products our strategy is built on three core principles:

Convenience
Coworking
Consistency



Convenience of
UBER
App-based
Location based
On Demand
Coworking of
wework
Space-as-a-Service
Work Space
Huddle Space
De-Stress Space
Consistency of
Reliable,Predictable,
Pleasant Experience



ZenSpace is not affiliated with any of the brands mentioned above. This slide represents management's understanding of ZenSpace's core principles and is meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance, or achievements.


KENYA

IMEX PILOT PROJECT

IMEX is a global exhibition organization for incentive, travel, meetings and event professionals. They are recognized worldwide and their US event brings in over **12,000 attendees**.

ZenSpace was **featured and presented** at IMEX America in October of 2018. During the event, 6 ZenPods were set up and featured as part of the business lounge for use by attendees.

Based on the success of IMEX America, ZenSpace is now in discussions to be part of their **Frankfurt (Germany) and Las Vegas (USA) in 2019.**


ZenSpace

IMEX America 2018 Attendee Feedback:

"Needed to utilize the ZenSpace today, I had a large client meeting with individuals from all across the United States calling in on one line and inside this space, this pod it was amazing, quiet, comfortable, all the technology was great, no one had any drops. It was perfect, they didn't even know that I wasn't at my office. It was amazing, I'm so glad I have been able to use it and you should use it too."

-- **Deanna Roberts,** Owner, DR Event Management

The individual above was not compensated in exchange for their testimonials. In addition, the testimonial should not be construed as and/or considered investment advice.





MICROSOFT PILOT PROJECT

During **one of Microsoft's largest corporate franchise events (25,000+ attendees)**, in September 2018, ZenSpace was featured in both a business lounge set-up (two 2 seater pods) and their products demo area (three smart pods).

Paid for and **sponsored by Microsoft** the ZenPods™ were test-driven by over **200 attendees** based on our estimation, including Microsoft managers interested in the pods for future events.

Since this event, ZenSpace has been accepted as an **Official Microsoft Vendor.**

Microsoft Ignite 2018 Attendee Feedback:

" *I'm here in the ZenSpace pod... it's been a lifesaver for us... it's the end of the quarter, needed to do a couple of calls and we found this! It's quiet, it's comfortable, we have all the power and usb charging we need, and can finally get some work done.*"

— Karen Armour SVP Global Sales, 5Nine

The individual above was not compensated in exchange for their testimonials. In addition, the testimonial should not be construed as and/or considered investment advice.

The ZenPod™ Up Close

Each ZenPod is sound-proofed, with independent air circulation, power and USB ports.

User Benefits

Digital Collaboration
- Wireless device casting
- 32" display monitor
- Digital whiteboard*
- Video conferencing

Smart Devices
- Smart (secure) Access
- Smart Lights
- Smart Sensors
- Smart Glass (tinting)*
- Simple credit card payment

Networking
- High speed session managed WiFi internet service controlled via cloud
- Digital IP phone*

Comfort and Aesthetics
- Comfortable seating
- Noise-reduction
- Fresh air circulation
- Air Cooling

User Interface through:
- Bluetooth high-fidelity speakers*
- Touchscreen tabletop control pad
- Voice Assistant*

Host Benefits

Product Placement platform for
- Hardware & Software as a Service
- Touchscreen tabletop control pad
- On-demand: software, apps (Office, Adobe, video conference, etc.)

Advertising/Sponsorship
- Multiple digital/physical means for brands to advertise in/outside pods

Simple Payment Processing:
- Effortless payment collection on the ZenSpace platform

*** Features planned to be launched in Q1'2019**

The image is for illustrative purposes only and does not represent guarantees of future results, levels of activity, performance, or achievements.


ZenSpace
ZenSpace

ZenSpace App (in Beta)*

On-Demand Meeting/Work Space: Search and select the available pods near you.

Simple Payment: Schedule and pay for your pod reservation through the app.

Access the Pod: Your security access and wifi code will be emailed to you, as well as stored in your account.

Manage Bookings: Reschedule or cancel directly within the ZenSpace app.

Share Your Booking: Send calendar invites to your colleagues and clients

ZenSpace
Address or ZenSpace ID
Date
People
Filters
Limebloom Cafe
201 Sands Ave
Las Vegas, NV 89169
4 people
$50/hr
Drekspek Hostel
199 Womer St
Las Vegas, NV 89165
2 people
$35/hr
Zapple Mapple Cafe
201 Sands Ave
Las Vegas, NV 89169
4 people
$50/hr
Welldone Center
199 Womer St
Las Vegas, NV 89165
2 people
$35/hr
mebloom Cafe
ZS8909
201 Sands Ave
Las Vegas, NV 89169
4 people
$50/hr
menities
TV
WiFi
Speakers
Projector
Smart Lock
Choose Reservation Time

Available for mobile and web platforms.







Download on the
App Store
GET IT ON
Google Play

The ZenSpace App currently has 7 ZenPods available for booking at ZenSpace's headquarter in California. The Company plans to make more ZenPods available for future events and partnerships. Additionally, the App is still evolving, and a portion of the proceeds will be used for App development. The screenshot of the App is for illustrative purposes, it does not represent guarantees of future results, levels of activity, performance, or achievements.

ZenSpace

Individual End Users: Schedule Pod Bookings

Our vision for the app's on demand model is to make finding a meeting space as simple as booking an Uber.

Events and Public Spaces: Promote Pods

Event organizers and public space owners can promote their pods directly via their own event apps by integrating ZenSpace plugin.



Our Differentiators

ZenSpace differs from competitors in **three** key ways



Smart Box - IoT & Networking

Our secret sauce. This patent-pending control unit turns an ordinary pod into a tech-enabled IoT environment, with a secure schedule/ locking system and a variety of "smart" features.



ZenPod Quality

With double walls and sound reducing, lighting and air circulation control, power outlet and USB ports plus safety certified sound reduction glass -- our pods are of the highest quality.



ZenSpace App

The ZenSpace app brings simplicity and convenience to the rapidly growing Space-as-a-Service industry by streamlining the process of finding a space, scheduling, paying and operating the space.

ZenSpace

TIMELINE



May 2017 — Conception

Out of a need for privacy while meeting in a coffee shop, ZenSpace was conceived

Jan 2018 — Prototype

The first pod prototype was displayed at CES (International Consumer Electronics Show)

May 2018 — First Large Event

ZenSpace provided a sponsored business lounge at ICSC, one of the world's largest real estate convention

June 2018 — Software Launch at Realcomm

The 1.0 software of ZenSpace was launched at Realcomm

Sept 2018 — Microsoft Ignite

Initial engagement with Microsoft, Ignite 2018, featuring ZenPods for attendee usage

Oct 2018 — Featured at IMEX

Business lounge at IMEX America, the largest of the IMEX Shows with 12,000 attendees

Dec 2018 — Official Microsoft Vendor

ZenSpace is accepted as an official approved vendor for Microsoft

Coming Up

ZenSpace is in conversations to set up in the financial district of San Francisco, at the Westfield mall in partnership with Bespoke (a Westfield company), for public usage, for a trial period.

ZenSpace

Past performance is not an indication of future results. These figure is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

REVENUE MODEL

LEASING PODS

ZenPods are leased on an annual basis to public property owners at a price of $15k per pod and 5% technology fee from pod revenue.

SELLING PODS

Sell pods via direct channels at an average price of $12k per standard pod.

RENTING PODS

Rent ZenPods to event organizers at an average price of $7.5K per pod, per event.

REVENUE SHARE

A percentage of booking fees will be shared between the public space/event and ZenSpace. This is an average of % of revenue.

Projected Per Unit Revenue Per Year

	ZenPod at Event	ZenPod in Public Space	ZenPod in Office
ZenSpace Revenue	$7,500	$15,000	$12,000
Client Revenue	$12,000	$50,000	$15,000



This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This figure is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

ZenSpace



MARKET VALUE ASSUMPTIONS

$1.1 **Billion[1] worth** of

huddle meeting rooms are built each year, at an average of $12k[2] per room.

Based on the average construction growth rate for meeting rooms at 3%, the **huddle room market is poised to grow to $1.2 Bn by 2021** (ZenSpace Office Solutions market)

62% professionals

work from home or at offsite locations each year spending an estimated $600[3] per year.

Mobile workforce will lead to a blue ocean market of **$2.7 Billion[3] in 2021** for ZenSpace to expand into **public spaces** based on our estimates.

$1.3 **Billion[4]** is spent

annually on small meetings and conference rooms for events. The event industry growth rate is estimated to be 4.5% per year.

This will lead to an estimated market value of **$1.7 Billion in 2021 for small meeting rooms.**

1. Based on our research, $38Bn was spent on office constructions in 2017. We estimate that 4% of the construction cost was spent on huddle room constructions. 2. Based on our conversations with over 25 facility/ operations managers. 3. Assuming professionals work out of coffee shops. 4. Based on our surveys. 5-6% of exhibitor spending (25.3Bn in 2017) is on setting up these meeting rooms. These statements represent management's estimates and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements.

TARGETED MARKET SHARE

Considering the 3 top target markets of Events, Public Space and Offices, we aim to capture:

- 0.11% in 2019 - Revenue of $6.19 Million
- 0.29% in 2020 - Revenue of $17.45 Million
- 0.58% in 2021 - Revenue of $37.15 Million

The initial goal of 2019 is the lease or sale of 350 pods, driving $6 Million in sales, with a gross margin of 40%

These statements reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

ZenSpace

Projected ZenSpace Growth by Market



$6.19 Million
$17.45 Million
$37.15 Million

	2019	2020	2021
Public Spaces	$1,690,000	$8,450,000	$16,900,000
Offices	$2,250,000	$4,500,000	$11,250,000
Events	$2,250,000	$4,500,000	$9,000,000


ZenSpace

USE OF FUNDS



Admin: 5%   Sales: 25%
Marketing: 15%   Inventory: 10%
Software Development: 30%   Operations: 15%

ZENSPACE LEADERSHIP TEAM

Our team is comprised of veterans from the worlds of technology, enterprise sales, strategic marketing, IoT, product design and logistics.

We all share a common bond – a passion for our mission, our product and our service to our customers.



MAYANK AGRAWAL, CEO

Founder and CEO with proven expertise in the fields of Engineering, Technology Sales, Product Development. A strong leader with experience in high-growth multinational organizations. MBA, Bachelor Degrees in Engineering, Electronics and Communications



TED SIMON, CMO

Seasoned strategic marketing executive building brands and business across broad range of categories, from Fortune 500 to startups. Degrees in Science, Arts, Political Science. MBA.



MARK WRIGHT, Head of Operations

Senior product manager and field operations expert who has built and operated products across a wide array of technologies covering Wireless, IOT and semiconductors. Degree in Applied Sciences. B.A.Sc

All team members are under consulting agreements.

EXHIBIT E

Video Transcript

EXHIBIT E

Video Transcript

Video 1:

Have you ever needed a quiet space for an important meeting right away? We asked ourselves - what if you could find a space to work and meet anywhere anytime? Introducing ZenSpace - the easy way to find and book a Wi-Fi enabled soundproof meeting space instantly. Just open the ZenSpace app locate your nearest meeting space book it and share it. Get notified when you arrive close to your ZenSpace. Unlock your ZenSpace directly from your mobile device or by entering a pin code at the door, and be free to focus on having a great meeting. It's simple; it's Zen. Want to learn how ZenSpace can help you generate business and enhance your customer experience? Connect with us at ZenSpace.io.

Video 2:

My name is Dustin. I'm with eBay here at ignite in Orlando Florida and just so happened to have a quick meeting that I had to take with a bunch of folks for strategy planning. I happened to run into the ZenSpace. I saw them yesterday - you just walk into a session. I just spent the last 45 minutes in here - it is super quiet and extremely comfortable. I was able to charge up my phone; my laptop worked great, I was able to keep that powered up. It was just a great little meeting space.

Video 3:

Hi, I'm Felicia from Atlanta Georgia, and I'm Tamara Smith from Phoenix Arizona. We are here in beautiful Las Vegas Nevada at the IMEX 18 conference. We are here in front of our lovely ZenSpace Pod. We used it today. It was our first time. It was excellent; it met all our of needs. We were able to get some work done after the show. It was just a place for us to come back and collaborate, put our minds together and get prepared for the next day. We are the most appreciative for the experience, and we definitely felt the Zen. We appreciate ZenSpace and hope to do more business with you guys.

Video 4:

Hi, my name is Erika, and I'm an Account Director based in British Columbia Canada. I'm here at IMEX 18 in Las Vegas. I had a really important call that I had to take this morning, and I was so pleased to book ZenSpace and take the call. It turned out that my client had reviewed a proposal we put forward and wanted to have a chat with me to let me know that we'd won the business. So I was thrilled to have a space to take that call in a professional setting hear her thoughts and feedback and let her know that I'm the right person for the job. So thank you so much ZenSpace, and I really appreciate you being here.

Video 5:

I'm Lisele. I work for an independent event management company. I'm so happy today to find the Zen space where I can conduct a conference call with one of my larger clients. I was an important call and I was running throughout the Convention Center looking for a quiet space, and here it is. I found it. It worked perfectly - I was able to conduct the call, give them my report all with no sound interference. So thank you so much for a great experience, and I'm looking forward to having one of these at my events

Video 6:

Hi, I'm Jeannie, the editor-in-chief of Exhibit City News magazine based in Las Vegas, Nevada. I was thrilled to discover the ZenSpace pods here at the IAEE Expo! Expo! I loved the noise reduction and the air filtration. I can't wait for a frosted window for even more privacy. It is a really wonderful utilization of a tool that allows you to have privacy and quiet in a very crowded atmosphere, whether it's a trade show or the airport. I highly recommend ZenSpace pod for all your events.

Video 7:

Hi Everybody, this is George. We're so excited to be here at the IAEE Expo! Expo! Today I had to take a quick call. As I ventured away from the conference, I noticed ZenSpace. It was a really great experience - I had a very quiet and circulated room to do my phone call a business partner. I am really happy that I was here and now I'm going to go back and enjoy the rest of the show. Thanks so much, ZenSpace, we really appreciate you, come to Canada soon!